Exhibit 5.1

OPINION OF MORRISON & FOERSTER LLP

June 24, 2009

Novellus Systems, Inc.

4000 North First Street

San Jose, CA 95134

Re: Amended and Restated 2001 Stock Incentive Plan and Amended and Restated 1992 Employee Stock Purchase Plan

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of seven million (7,000,000) shares of your common stock, no par value per share (the “Common Shares”), which will be issuable under the Novellus Systems, Inc. Amended and Restated 2001 Stock Incentive Plan, as amended to date, and the Amended and Restated 1992 Employee Stock Purchase Plan, as amended to date, (collectively, the “Plans”).

As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption of the Plans and the authorization of the issuance of the Common Shares under the Plans (the “Plan Shares”), and such documents as we have deemed necessary to render this opinion. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of shares under the Plans, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.

Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plans, will be validly issued, fully paid and nonassessable Common Shares.

We consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Morrison & Foerster LLP